Contact

www.linkedin.com/in/danika-laine-66709a2b (LinkedIn)
www.wisconsinrivers.org (Company)

Top Skills

Publishing
Social Media
Books

Languages

Spanish

Honors-Awards

The Awesome Foundation Grant Award Recipient

Danika Laine

Marketing Professional | Creative Placemaker | Cheese Taste Tester
Greater Madison Area

Summary

Experienced communications professional. Creative storytelling is my passion. Areas of expertise include content creation/management, social media, and brand strategy.

Experience

Seven Acre Dairy Company

Experience Innovator
June 2021 - Present (1 year 2 months)
Paoli, Wisconsin

Seven Acre Dairy Company is an old cheese factory we're transforming into your new favorite Wisconsin destination. Dining, working micro-dairy, boutique hotel, walking trails and more. Located on the banks of the Sugar River in Paoli, Wisconsin. Coming Fall 2022.

Freelance

Marketing Communication Consultant
April 2021 - Present (1 year 4 months)

10+ Years of marketing & communications expertise, with a focus on creative storytelling, advocacy, and policy change.

River Alliance of Wisconsin

Communications Director
November 2016 - April 2021 (4 years 6 months)
Madison, Wisconsin Area

Content strategy, creation and management, website re-design projects, social media marketing, all print and digital campaigns, and graphic/web design.

Cool Choices

Content Marketing Manager
March 2015 - November 2016 (1 year 9 months)
Madison, Wisconsin Area

Digital marketing, content management, social media marketing, general communications, and the marketing / social features of the Cool Choices game software.

Wisconsin Historical Society
Web Content Manager
July 2013 - February 2015 (1 year 8 months)
Madison, Wisconsin

Provided strategic guidance for using site content to achieve business goals of growing traffic, improving discoverability, and increasing sales.

TeachingBooks.net
Author & Publisher Liaison Librarian
June 2008 - July 2013 (5 years 2 months)

Collaborated and maintained relationships with US and Canadian publishers, publicists, authors, and illustrators. Cross-promoted their resources/titles/ authors via TeachingBooks.net (27,000 schools). Created audio with children's and YA authors and illustrators. Promoted and shared these resources online for teachers and students to use to enliven books and reading. Content management and content strategy. Writing/editing for web and print.

Wisconsin Historical Society
Digital Audio Project Lead
May 2007 - May 2008 (1 year 1 month)

Collaborated as project liaison between Sound Lab, Digital Lab, and Archives staff to
complete flagship audio digitization project.

UW-Madison
Teaching Assistant
August 2007 - December 2007 (5 months)

• Created online training videos.
• Monitored and graded online discussion forum and online chats
• Co-taught classroom bibliographic instruction sessions

Education

University of Wisconsin-Madison
MLS, Information Architecture, Social Media & Networking, Instruction · (2006 - 2008)

University of Wisconsin-Madison

BA, Cultural Anthropology · (1999 - 2002)